Filed pursuant to Rule 433
Registration Statement No. 333-140456
TERMS SUPPLEMENT NO. 58 dated February 27, 2008
To Prospectus Supplement and Prospectus dated February 5, 2007 and
Product Supplement No. 1 dated April 12, 2007
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program

Natixis Securities North America Inc.
Reverse Convertible Notes

Issuer:	Eksportfinans ASA

Issuer Rating:	AAA (negative outlook) (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)

Specified Currency:	U.S. dollars

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, NY 10019

Agent Acting in the Capacity as:	Principal

Coupon Payment Frequency:	Monthly

Offerings:	This terms supplement relates to two separate offerings of notes, each of which is linked to one, and only one, Reference Share. You may participate in any or all of the note offerings. This terms supplement does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Shares described below.

Issue Price:	100.00%

	Initial	Coupon			Share		Aggregate
Reference Share	Reference	Rate	Knock-In	Knock-In	Redemption		Face Amount	Fees and	Proceeds	CUSIP/ISIN
(Ticker)	Level	Per Annum	Level	Price	Amount	Maturity Date	of Notes	Commissions	to Issuer	of Notes

AMR Corporation (AMR)	[●]	17.30%	50%	[●]	[●]	September 5, 2008	[●]	[●]	[●]	282645EE6/ US282645EE62

General Motors Corporation (GM)	[●]	14.00%	50%	[●]	[●]	March 5, 2009	[●]	[●]	[●]	282645EF3/ US282645EF38

Trade Date:	February 29, 2008

Original Issue Date:	March 5, 2008

Determination Date:	For the notes maturing on September 5, 2008 the Determination Date will be September 2, 2008.

For the note maturing on March 5, 2009 the Determination Date will be March 2, 2009.

Interest Payment Dates:	For the notes maturing on September 5, 2008, interest is paid monthly in arrears in six equal payments on each of the following dates: April 4, 2008, May 5, 2008, June 5, 2008, July 3, 2008, August 5, 2008, and September 5, 2008.

For the notes maturing on March 5, 2009, interest is paid monthly in arrears in 12 equal payments on each of the following dates: April 4, 2008, May 5, 2008, June 5, 2008, July 3, 2008, August 5, 2008, September 5, 2008, October 3, 2008, November 5, 2008, December 5, 2008, January 5, 2009, February 5, 2009 and March 5, 2009.

Initial Reference Level:	For each note offering, the reference level of the applicable Reference Share, as determined by the calculation agent, on the Trade Date.

Final Reference Level:	For each note offering, the closing price of the applicable Reference Share quoted by the Relevant Exchange, as determined by the calculation agent, on the Determination Date.

Redemption Amount:	The Redemption Amount payable for each note offering on the Maturity Date in respect of each $1,000.00 face amount will be:

• If the closing price of the applicable Reference Share quoted by the Relevant Exchange has not been below the Knock-In Price of that Reference Share on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

• If the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level of the applicable Reference Share on the Determination Date is equal to or greater than the Initial Reference Level of that Reference Share, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level of that Reference Share on the Determination Date is less than the Initial Reference Level of that Reference Share.

Share Redemption Amount:	The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold. This amount is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level of the applicable Reference Share. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level of the applicable Reference Share.

Denomination/Principal:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation Agent:	Natixis Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Facsimile No.: +1 212 891 1922

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase any of the notes prior to their issuance. In the event of any changes to the terms of any of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and these offerings. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 866-369-6147.

Additional Terms Specific to the Notes

You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1 and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm

Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section, beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

Additional Information

Unless otherwise stated, all information contained herein on the Reference Shares and on the issuers of the Reference Shares (each a Reference Issuer) is derived from publicly available sources and is provided for informational purposes only.

Each of the Reference Shares is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is www.sec.gov.

In addition, information regarding the Reference Issuers may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.

This terms supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this terms supplement regarding the Reference Issuers from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any of the Reference Issuers in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding any of the Reference Issuers are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the

Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning any of the Reference Issuers could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the Reference Issuers after the date of this terms supplement.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the Reference Issuers as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.

Any historical upward or downward trend in the price of any of the Reference Shares during any period shown in this terms supplement is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date. The actual performance of any of the Reference Shares over the life of the notes may bear little relation to the historical levels shown in this terms supplement.

Hypothetical Returns on the Notes

The tables of hypothetical returns contained in this terms supplement set out the total return to the Maturity Date of a note, based on the assumptions outlined in the introduction to each respective table of hypothetical returns and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

The information in the tables of hypothetical returns reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

The tables of hypothetical returns assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.

The market price of each of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth in the tables of hypothetical returns or to the historical price of the Reference Shares set forth in this terms supplement.

Supplemental Information Regarding Taxation in the United States

The amount of the stated interest rate on each of the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) is set forth in the table below.

Deposit Interest for notes maturing on September 5, 2008 equals 3.06%. The Put Premium is the Interest Rate minus the Deposit Interest.

Deposit Interest for notes maturing on March 5, 2009 equals 2.91%. The Put Premium is the Interest Rate minus the Deposit Interest.

In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain.

Please refer to “Taxation in the United States” beginning on page PS-16 of the accompanying product supplement no. 1.

Supplemental Plan of Distribution

The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement dated as of the Trade Date between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.

See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.

Description of AMR Corporation

ISIN:	US0017651060
Relevant Exchange:	New York Stock Exchange

According to its publicly available documents, AMR Corporation’s operations fall almost entirely in the airline industry. AMR Corporation’s principal subsidiary, American Airlines, Inc. is the largest scheduled passenger airline in the world and also one of the largest scheduled air freight carriers in the world, providing a wide range of freight and mail services to shippers throughout its system. In addition, AMR Corporation has wholly-owned subsidiaries, which are AMR Eagle Holding Corporation and American Beacon Advisors, Inc. Information provided to or filed with the SEC by AMR Corporation pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-08400.

Historical Performance of AMR Corporation

The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2004. We obtained the information in the tables below from Bloomberg without independent verification

Period	High	Low	Period End

2005
First Quarter	$11.040	$7.830	$10.700
Second Quarter	14.160	10.110	12.110
Third Quarter	14.470	10.320	11.180
Fourth Quarter	22.710	11.080	22.230
2006
First Quarter	$28.880	$18.760	$27.050
Second Quarter	28.760	21.880	25.420
Third Quarter	27.660	18.830	23.140
Fourth Quarter	34.100	24.100	30.230
2007
First Quarter	$40.660	$30.140	$30.450
Second Quarter	33.120	25.340	26.350
Third Quarter	28.830	20.770	22.290
Fourth Quarter	25.640	14.030	14.030
2008
First Quarter (through February 25, 2008)	$16.180	$11.740	$14.520

Table of Hypothetical Returns of AMR Corporation

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $14.52 and a hypothetical Knock-In Level of $7.26. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the redemption Amount is paid in cash.

	Value of	6 Monthly	6 Month
Assumed Closing Price of Reference Shares	Payment at	Interest	Total Return
on Determination Date (AMR Corporation)	Maturity	Payments	$	%

Greater than: $14.52	$1,000.00	$86.50	$1,086.50	8.6500%
$14.52	$1,000.00	$86.50	$1,086.50	8.6500%
$12.10	$1,000.00	$86.50	$1,086.50	8.6500%
$9.68	$1,000.00	$86.50	$1,086.50	8.6500%
$7.27	$1,000.00	$86.50	$1,086.50	8.6500%

In the examples above, the price of the Reference Shares fluctuates over the term of the notes and closes above the Knock-In Level on the Determination Date.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $14.52 and a hypothetical Knock-In Level of $7.26. In these examples, the Knock-In Level Trigger occurs during the life of the notes.

	Value of		6 Monthly	6 Month
Assumed Closing Price of Reference Shares	Payment at		Interest	Total Return
on Determination Date (AMR Corporation)	Maturity		Payments	$	%

Greater than: $14.52	$1,000.00		$86.50	$1,086.50	8.650%
$14.52	$1,000.00		$86.50	$1,086.50	8.650%
$13.07	$900.00	*	$86.50	$986.50	-1.350%
$11.62	$800.00	*	$86.50	$886.50	-11.350%
$10.16	$700.00	*	$86.50	$786.50	-21.350%
$ 6.97	$600.00	*	$86.50	$686.50	-31.350%
$ 5.81	$500.00	*	$86.50	$586.50	-41.350%
$ 2.79	$400.00	*	$86.50	$486.50	-51.350%
$ 2.09	$300.00	*	$86.50	$386.50	-61.350%
$ 0.56	$200.00	*	$86.50	$286.50	-71.350%
$ 0.28	$100.00	*	$86.50	$186.50	-81.350%
$ 0.00	$0.00	*	$86.50	$86.50	-91.350%

*	Payable in Reference Shares of AMR Corporation.

Description of General Motors Corporation

ISIN:	US3704421052
Relevant Exchange:	New York Stock Exchange

According to its publicly available documents, General Motors Corporation is primarily engaged in automotive production and marketing, and financing and insurance operations. It designs, manufactures, and markets vehicles worldwide, having its largest operating presence in North America. General Motors Corporation’s finance and insurance operations are principally those of General Motors Acceptance Corporation, a wholly owned subsidiary of General Motors Corporation, which provides a broad range of financial services, including automotive finance and mortgage products and services. Information provided to or filed with the SEC by General Motors Corporation pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-00043.

Historical Performance of General Motors Corporation

The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2004. We obtained the information in the tables below from Bloomberg without independent verification

Period	High	Low	Period End

2005
First Quarter	$40.300	$28.350	$29.390
Second Quarter	36.340	25.600	34.000
Third Quarter	37.520	30.430	30.610
Fourth Quarter	31.040	18.610	19.420
2006
First Quarter	$24.500	$18.900	$21.270
Second Quarter	29.790	19.220	29.790
Third Quarter	33.360	27.470	33.260
Fourth Quarter	36.190	29.050	30.720
2007
First Quarter	$36.590	$29.090	$30.640
Second Quarter	38.150	28.990	37.800
Third Quarter	38.020	29.180	36.700
Fourth Quarter	42.640	24.890	24.890
2008
First Quarter (through February 25, 2008)	$28.980	$22.280	$24.200

Table of Hypothetical Returns of General Motors Corporation

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $24.20 and a hypothetical Knock-In Level of $12.10. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the redemption Amount is paid in cash.

	Value of	12 Monthly	12 Month
Assumed Closing Price of Reference Shares	Payment at	Interest	Total Return
on Determination Date (General Motors Corporation)	Maturity	Payments	$	%

Greater than: $24.20	$1,000.00	$140.00	$1,140.00	14.0000%
$24.20	$1,000.00	$140.00	$1,140.00	14.0000%
$20.17	$1,000.00	$140.00	$1,140.00	14.0000%
$16.13	$1,000.00	$140.00	$1,140.00	14.0000%
$12.11	$1,000.00	$140.00	$1,140.00	14.0000%

In the examples above, the price of the Reference Shares fluctuates over the term of the notes and closes above the Knock-In Level on the Determination Date.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date assuming a hypothetical Initial Reference Level of $24.20 and a hypothetical Knock-In Level of $12.10. In these examples, the Knock-In Level Trigger occurs during the life of the notes.

	Value of		12 Monthly	12 Month
Assumed Closing Price of Reference Shares	Payment at		Interest	Total Return
on Determination Date (General Motors Corporation)	Maturity		Payments	$	%

Greater than: $24.20	$1,000.00		$140.00	$1,140.00	14.000%
$24.20	$1,000.00		$140.00	$1,140.00	14.000%
$21.78	$900.00	*	$140.00	$1,040.00	4.000%
$19.36	$800.00	*	$140.00	$940.00	-6.000%
$16.94	$700.00	*	$140.00	$840.00	-16.000%
$11.62	$600.00	*	$140.00	$740.00	-26.000%
$ 9.68	$500.00	*	$140.00	$640.00	-36.000%
$ 4.65	$400.00	*	$140.00	$540.00	-46.000%
$ 3.48	$300.00	*	$140.00	$440.00	-56.000%
$ 0.93	$200.00	*	$140.00	$340.00	-66.000%
$ 0.46	$100.00	*	$140.00	$240.00	-76.000%
$ 0.00	$0.00	*	$140.00	$140.00	-86.000%

*	Payable in Reference Shares of General Motors Corporation.